SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

MAN SHING AGRICULTURAL HOLDINGS, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

56166J 10 0
(CUSIP Number)

c/o Chris Cottone, 7951 SW 6th St., Suite 216, Plantation, FL 33324
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2009
(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ࿇

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liu, Shi Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples’ Republic of China
7.	SOLE VOTING POWER 58,727,500 *
8.	SHARED VOTING POWER 0
9.	SOLE DISPOSITIVE POWER 58,727,500 *
10.	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,727,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.89% **
14	TYPE OF REPORTING PERSON IN

*   Including 25,145,000 shares of common stock and 3,358,250 shares of preferred stock, which are convertible on a 10 for 1 basis.

**    Based on approximately 34,001,963 shares of common stock and 3,600,000 shares of preferred stock, convertible on a 10 for 1 basis, issued and outstanding on October 14, 2009.

Item 1.   Security and Issuer.

    This Statement relates to shares of common stock, $.001 par value (the "Common Stock"), and shares of preferred stock, $.001 par value (the “Preferred Stock”), of Man Shing Agricultural Holdings Inc., a Nevada Corporation (the “Issuer” or "Registrant"), whose principal executive offices are located at Unit 1005, 10/F, Tower B, Hunghom Commercial Centre, 37 Ma Tau Wai Road, Hunghom, Kowloon, Hong Kong. At present, the Issuer has 34,001,963 shares of common stock and 3,600,000 shares of preferred stock, convertible on a 10 for 1 basis, issued and outstanding.

Item 2.   Identity and Background.

a.	The name of the Reporting Person is Liu, Shi Li (“Mr. Liu”).

b.	The residence address of Mr. Liu is 52 Qian Ru Lin Cun, Linghe Town, Anqiu City, Shandong, P. R. China 262127.
c.
Mr. Liu is the President and Chairman of the Issuer. The principal business of the Issuer is the manufacturing and processing of fresh vegetables, including ginger, onion, garlic and leek. Its principal address is Unit 1005, 10/F, Tower B, Hunghom Commercial Centre, 37 Ma Tau Wai Road, Hunghom, Kowloon, Hong Kong

d.	During the past five years, Mr. Liu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, Mr. Liu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Mr. Liu is a citizen of the Peoples’ Republic of China.

Item 3.   Source and Amount of Funds or Other Consideration.

    The source and amount of other consideration used in making the purchases are reported on this statement.  Mr. Liu is the Beneficiary of Hero Capital Profits Limited, a company organized and existing under the laws of the British Virgin Islands (“HCP”). Mr. Liu is also the President of Weifang Xinsheng Food Co., Ltd., HCP’s wholly-owned subsidiary organized and existing under the laws of the Peoples’ Republic of China (“Xinsheng”).  Pursuant to and as of the closing of the plan of exchange amongst the Registrant, HCP and Xinsheng, which occurred on August 20, 2009, the Registrant authorized its transfer agent, to issue  HCP shareholder 32,800,000 shares of Common Stock of the Registrant pursuant to Regulation S promulgated under the Securities Act of 1933, as amended, equal to approximately 96.5% of Registrant's then outstanding Common Stock, and transfer 3,535,000 shares of Preferred Stock in name of Northeast Nominee Trust, in exchange for a 100% interest in the shares of capital stock/registered capital of HCP and Xinsheng owned by the HCP Shareholder. Upon completion of the physical exchange of the share certificates, HCP and Xinsheng became a 100% owned subsidiaries of the Registrant. The reported shares were acquired by Mr. Liu pro rata equal to his shares in Xinsheng.

Item 4.    Purpose of Transaction.

    The purpose of the acquisition was to allow Mr. Liu to acquire a significant equity position in the Issuer as compensation for the surrender of his shares in Xinsheng.  Mr. Liu has no plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5.   Interest in Securities of the Issuer.

a. At present, the Issuer has issued and outstanding 34,001,963 shares of Common Stock and 3,600,000 shares of Preferred Stock, of which Mr. Liu is presently the record owner of 25,145,000 common shares and 3,358,250 preferred shares. Mr. Liu is not part of a group within the meaning of Section 13(d)(3) of the Act.

b. The following table indicates the number of shares as to which Mr. Liu has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Liu, Shi Li	58,727,500 *	83.89% **

Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Liu, Shi Li	0	0.00%

Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Liu, Shi Li	58,727,500 *	83.89% **

Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Liu, Shi Li	0	0.00%

*   Including 25,145,000 shares of common stock and 3,358,250 shares of preferred stock, which are convertible on a 10 for 1 basis.

** Based on approximately 34,001,963 shares of common stock and 3,600,000 shares of preferred stock, convertible on a 10 for 1 basis, issued and outstanding on October 14, 2009.

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            None.

Item 7.   Material to be Filed as Exhibits.

           None.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2009

By: /s/ Liu, Shi Li
       Liu, Shi Li